**WESTHOPE CAPITAL CORP.**
Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923



January 21, 2004



Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street, N.W.
Washington, D.C. 20549
U.S.A.

**Attention: Office of Applications & Report Services**

Dear Sirs:

**Re: Exemption No. 82-2254**

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended November 30th, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

**WESTHOPE CAPITAL CORP.**



Per: Shereen Dorey

/sd
Encl.

dlw 2/3

Westhope Capital Corp.
Balance Sheets (Prepared by Management)

| | November 30, 2003 (Unaudited) | May 31, 2003 (Audited) |
|---|---|---|
| ASSETS | | |
| Current assets | | |
| Cash and short term investments | $ 186,032 | $ 188,575 |
| Exploration advances | 8,500 | 8,500 |
| Sundry receivables | 1,753 | 7,527 |
| | 196,285 | 204,602 |
| Oil and gas interests | 52,855 | 56,855 |
| | $ 249,140 | $ 261,457 |
| LIABILITIES | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 29,688 | $ 19,623 |
| SHAREHOLDERS' EQUITY | | |
| Capital stock | | |
| Authorized | | |
| Unlimited number of preference shares, issuable in series | | |
| Unlimited number of common shares | | |
| Issued - 5,844,258 common shares | 1,025,001 | 1,025,001 |
| Deficit | (805,549) | (783,167) |
| | 219,452 | 241,834 |
| | $ 249,140 | $ 261,457 |

Responsibility for Financial Statements

The accompanying financial statements for Westhope Capital Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Westhope Capital Corp.

(Prepared by Management - Unaudited)

| | Three Months Ended November 30, 2003 | Three Months Ended November 30, 2002 | Six Months Ended November 30, 2003 | Six Months Ended November 30, 2002 |
|---|---|---|---|---|

## Statements of Operations and Deficit

| | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|
| Revenues: | | | | |
| Oil and gas sales | $ 13,680 | $ 13,056 | $ 33,860 | $ 24,632 |
| Less: Operating costs | (4,800) | (5,728) | (16,812) | (13,954) |
| | 8,880 | 7,328 | 17,048 | 10,678 |
| Expenses: | | | | |
| Depletion | 2,000 | 1,850 | 4,000 | 3,700 |
| Management fees | 6,000 | 6,000 | 12,000 | 12,000 |
| Accounting and corporate services | 2,400 | 2,400 | 4,800 | 4,800 |
| Legal and audit | 5,837 | 96 | 5,837 | 96 |
| Office and general | 3,067 | 3,078 | 4,199 | 3,254 |
| Shareholder relations | 7,289 | 10,473 | 9,115 | 13,079 |
| | 26,593 | 23,897 | 39,951 | 36,929 |
| Other income: | | | | |
| Interest income | 348 | 345 | 521 | 689 |
| Loss for the period | (17,365) | (16,224) | (22,382) | (25,562) |
| Deficit, beginning of period | (788,184) | (738,864) | (783,167) | (729,526) |
| Deficit, end of period | $ (805,549) | $ (755,088) | $ (805,549) | $ (755,088) |
| Loss per share (Note 3) | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 |
| Weighted average number of common shares | 5,844,258 | 5,844,258 | 5,844,258 | 5,844,258 |

## Statements of Cash Flows

| | Three Months Ended November 30, 2003 | Three Months Ended November 30, 2002 | Six Months Ended November 30, 2003 | Six Months Ended November 30, 2002 |
|---|---|---|---|---|
| Cash flows (used in) provided by: | | | | |
| Operating activities: | | | | |
| Loss for the period | $ (17,365) | $ (16,224) | $ (22,382) | $ (25,562) |
| Adjustment for depletion | 2,000 | 1,850 | 4,000 | 3,700 |
| Changes in non-cash working capital: | | | | |
| Exploration advances | - | 2,783 | - | 16,304 |
| Sundry receivables | (837) | (1,357) | 5,774 | (1,484) |
| Accounts payable and accrued liabilities | 10,014 | (6,438) | 10,065 | (17,607) |
| | (6,188) | (19,386) | (2,543) | (24,649) |
| Cash flows from investing activity | | | | |
| Oil and gas expenditures | - | (2,800) | - | (2,800) |
| Changes in cash and short term investments | (6,188) | (22,186) | (2,543) | (27,449) |
| Cash and short term investments, beginning of period | 192,220 | 196,651 | 188,575 | 201,914 |
| Cash and short term investments, end of period | $ 186,032 | $ 174,465 | $ 186,032 | $ 174,465 |

Westhope Capital Corp.
Notes to Financial Statements
For the Six Months Ended November 30, 2003
(Prepared by Management - Unaudited)

1. Accounting policies

The management of Westhope Capital Corp. (the "Company") have prepared these unaudited financial statements for the six months ended November 30, 2003, in accordance with generally accepted accounting principles in Canada. The methods and policies used in the audited financial statements for the year ended May 31, 2003 are the same methods and policies followed in these unaudited financial statements.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended November 30, 2003 are not indicative of the results that may be expected for the full year ending May 31, 2004.

2. Income taxes

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2003. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Management agreement

As of November 30, 2003, the Company has paid a total of $12,000 to the promoter of the Company for managing and supervising the affairs of the Company.

5. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration and sale of oil and natural gas. As the operations comprise a single reporting segment amounts disclosed in the financial statements for oil and gas sales, interest income, loss for the period and depletion also represent segment amounts.

All of the Company's operations and oil and gas interests are situated in Canada.

SUPPLEMENT TO FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)
For The Six Months Ended November 30, 2003

As of December 10, 2003, there were 5,844,258 common shares outstanding.